Exhibit 99.1

SUZANO S.A. Publicy Held Company Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55 Company Registration (NIRE): 29.3.0001633-1 Pursuant to Securities and Exchange Commission of Brazil (“CVM”) Instruction No. 481/2009, the Company makes available to its shareholders the synthetic consolidated voting map regarding the Ordinary General Shareholders' Meeting to be held on May 22, 2020, at 9:30 a.m., in an exclusively digital manner in the electronic system of remote attendance made available by Suzano S.A. (“Company”) pursuant to art. 21-C, Paragraph 2, item II of CVM Instruction No. 481/09, of December 17, 2009, as amended (“ICVM No. 481/09”) and in accordance with the rules established in the Shareholders Manual disclosed by the Company. It should be noted that, according to the information contained in the absentee ballot, irregular votes will be disregarded, in other words those that are crossed-out, not filled and/or related to resolutions that the shareholder does not have the right to vote. The remaining votes delivered in other matters shall be considered (the ballot was not completely disregarded, but only irregular voting). No. of the resolution in the Distance Voting Ballot, published by the Company on 04.30.2020 Resolution Vote Percentage Approve Reject Abstain Total 1 Simple Resolution To approve the management accounts related to the fiscal year ended 12/31/2019: - 747.856.960 - 329.282.910 1.077.139.870 Exhibit 99.1

2	**Simple Resolution** To approve the financial statements of the Company for the fiscal year ended 12/31/2019, and to review the management report for said fiscal year:	-	897.924.385	150.000	179.065.485	1.077.139.870
5	**Simple Question** Do you want to request the adoption of multiple voting for the election of the Board of Directors, pursuant to art. 141 of Law No. 6,404 of 1976?	-	10.623.212	665.436.200	401.080.458	1.077.139.870
6	Indication of all the names that comprise the slate (The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate voting of a member of the Board of Directors and the separate voting mentioned in these fields occurs). Slate 1: David Feffer Claudio Thomaz Lobo Sonder Daniel Feffer Ana Paula Pessoa Maria Priscila Rodini Vansetti Machado Nildemar Secches Rodrigo Kede de Freitas Lima Rodrigo Calvo Galindo Paulo Rogerio Caffarelli	-	917.408.609	9.128.625	150.602.636	1.077.139.870
7	If one of the candidates comprising the chosen slate fails to join, may the votes corresponding to their shares continue to be conferred on the single slate?	-	678.518.563	244.476.489	154.144.818	1.077.139.870

8	In the event that the multiple voting election process be adopted, should the votes corresponding to your shares be distributed in equal percentages by the candidates you have chosen? (If the shareholder chooses to "abstain" and the election occurs through the multiple voting process, his vote must be counted as abstain in the respective meeting resolution.)	-	28.382.345	-	1.048.757.525	1.077.139.870
9	List of all candidates to indicate the percentage (%) of votes to be attributed:	-				
	David Feffer	11,11%	28.380.447	-	-	28.380.447
	Claudio Thomaz Lobo Sonder	11,11%	28.380.447	-	-	28.380.447
	Daniel Feffer	11,11%	28.380.447	-	-	28.380.447
	Ana Paula Pessoa	11,11%	28.380.447	-	-	28.380.447
	Maria Priscila Rodini Vansetti Machado	11,11%	28.380.447	-	-	28.380.447
	Nildemar Secches	11,11%	28.380.447	-	-	28.380.447
	Rodrigo Kede de Freitas Lima	11,11%	28.380.447	-	-	28.380.447
	Rodrigo Calvo Galindo	11,11%	28.380.447	-	-	28.380.447
	Paulo Rogerio Caffarelli	11,11%	28.380.447	-	-	28.380.447
13	**Simple Resolution** To set the overall annual compensation of the Management and Fiscal Council, if held, of the Company in accordance with the Management Proposal.	-	914.577.034	162.537.893	24.943	1.077.139.870
14	**Simple Question** Do you want to request the instatement of the Company's Fiscal Council, pursuant to Article 161 of Law No. 6,404 of 1976?	-	470.063.822	1.084.835	605.991.213	1.077.139.870
15	**Simple Resolution** Appointment of candidates for the Fiscal Council (the shareholder may appoint as many candidates as there are	-	652.952.201	4.617.923	419.569.746	1.077.139.870

vacancies to be filled in the general election): Luiz Augusto Marques Paes / Roberto Figueiredo Mello Rubens Barletta / Luiz Gonzaga Ramos Schubert - 653.102.201 4.467.923 419.569.746 1.077.139.870 16 Simple Resolution Appointment of candidates for the Fiscal Council by minority shareholders holding voting shares (the shareholder shall fill in this field if he left the general election field blank): Eraldo Soares Peçanha / Kurt Janos Toth - 345.154.937 50.079 726.039.258 1.071.244.274 17 Simple Question In the event of a second call for these Annual General Meeting, may the voting instructions in this DVB also be considered for the holding on second call of the Annual General Meeting? - 1.062.473.182 14.577.183 89.505 1.077.139.870 18 Simple Question Do you want to request the adoption of separate voting for the election of the Board of Directors, pursuant to art. 141 of Law 6,404 of 1976? (The shareholder may only fill in this field if he continuously holds the shares with which he votes during the three months immediately prior to the general meeting. If the shareholder chooses to “no” or “abstain”, his shares will not be counted to request the separate voting of a member of the Board of Directors). - 329.157.066 614.281.542 133.701.262 1.077.139.870 19 Simple Resolution To set at ten (10) the number of members to be elected for the next term of office of the Board of Directors, pursuant to the Management Proposal. - 820.307.968 9.834.485 246.997.417 1.077.139.870 20 Simple Resolution - 216.255.834 3.904.088 606.019.991 826.179.913

Separate voting of the Board of Directors – Common (B) Nomination of candidates to the Board of Directors by minorityshareholdersholdingvotingshares(the shareholder may only fill in this field if he continuously holds the shares with which he votes during the three months immediately prior to the general meeting.) Hélio Lima Magalhães